Mail Stop 4561

July 28, 2009

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

>   **Re: The Macerich Company**
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your response letter dated June 25, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 57

1.   We have reviewed your response to our prior comment 13. In future filings, please enhance your disclosure to more fully explain the reasons for including an adjustment for write-down of consolidated assets in your reconciliation of net income to funds from operations.

2.   Given that the adjustment of minority interest due to redemption value effects three years, it does not appear that this adjustment meets the definition of a non-recurring charge in accordance with item 10(e) of Regulation S-K. Furthermore, we are unclear how you have met all of the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to this adjustment. Please explain to us how you have met all of the disclosure requirements or revise your disclosure accordingly.

        You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief